

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

April 21, 2017

Jan-Anders Karlsson, Ph.D.
Chief Executive Officer
Verona Pharma PLC
3 More London Riverside
London SE1 2RE UK

  Re: **Verona Pharma PLC**
     Amendment No. 1 to Registration Statement on Form F-1
     Filed April 18, 2017
     File No. 333-217124

Dear Dr. Karlsson:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1 Legal Opinion

1. We note your revised legal opinion in response to our prior comment 2. It is inappropriate to include assumptions that are too broad or assume material facts underlying the opinion. Paragraph 2(c) still appears to assume material facts related to the issue of whether the directors' actions complied with applicable laws and regulations and included all actions necessary to legally issue the shares. Please revise your opinion to remove paragraph 2(c), refile the legal opinion after the Corporate Approvals have been passed or provide us with an explanation as to why this assumption is necessary and appropriate.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Nathan Ajiashvili, Esq.
       Latham & Watkins LLP